Exhibit 99.27

Black Mammoth Metals Finds Large Chargeability Anomaly Underlying the Historic Workings and Stakes Claims at Amador Silver Property, NV

BMM: TSX-V

VANCOUVER, BC, Dec. 8, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the results of a recently completed induced polarization survey (the “IP Survey”) and has interpreted the related inversion model at its 100% owned Amador property (“Amador” or the “Property”) in Lander County, NV. The IP Survey’s objective was to investigate if significant sulfide mineralization is present underneath the historic Amador mine workings and along the related shear zone as sulfide mineralization produces characteristic chargeability and resistivity responses.

Survey Results:

The IP Survey has delineated a large high-chargeability anomaly, with high-resistivity (the “Anomaly”) extending at least 1.22 km along the range-front and under the historic Amador mine workings, where historic drilling and the Company’s recent rock chip sampling encountered significant silver mineralization. The Company’s recent rock chip samples assayed up to 23.05 oz/t silver (see the Company’s news dated July 22, 2025) while the historic drilling in this area has not been followed up on. The 0–50m IP depth slice aligns well with geophysical and sampling criteria (see Figure 1), while the 150-250m depth slice indicates a potential NE dip of the sulfide mineralized zone (see Figure 2).

Figure 1 – 0-50m IP depth slice - Chargeability anomaly correlating with high-grade silver rock chips. (CNW Group/Black Mammoth Metals Corp)

Figure 2 – 150-250m IP depth slice – Potential NE dip of the sulfide mineralized zone. (CNW Group/Black Mammoth Metals Corp)

Figure 3 – High-grade silver mineralization in historic Amador mine dumps. (CNW Group/Black Mammoth Metals Corp)

The workings of the historic Amador mine consist of at least 3 shafts, 3 adits and numerous exploration pits. The silver mineralization is hosted in a quartz vein shear which appears to have been developed along a contact zone of Devonian sediments (Slaven Chert) with plutonic intrusive. The Amador property has been explored in recent years (2003-2010) with operators reporting significant silver mineralization in rock chips and in 3-to-12m drill intervals.

Claims Staking:

The Company has newly staked 55 unpatented lode claims at Amador. The range-front claims are administered by the Bureau of Land Management (BLM) while the claims uphill to the East are managed by the US Forest Service. Together with the 23 existing claims, the Property now covers a total of approximately 631 hectares (1560 acres).

The Company initially intends to permit five drill sites with a BLM Notice of Intent to test the chargeability anomaly which encompasses the high-grade silver shear zone along the range-front and its potential deeper extension to the West.

Figure 4 – Adit #1 quartz vein shear with the Company’s high-grade silver samples. (CNW Group/Black Mammoth Metals Corp)

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	Ramsey Silver property, La Paz County, AZ.

•	Gallinas Rare Earth property, Lincoln County, NM.

•	Amador Silver property, Lander County, NV.

•	Big Bear Copper property, Gila County, AZ.

•	Zulu Gold property, Gila County, AZ.

•	Northern Star property, La Paz County, AZ.

•	Coal Canyon Gold property, Pershing County, NV.

•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.

•	Clover High-Grade Gold property, Elko County, NV.

•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.

•	East Reveille Gold property, Nye County, NV.

•	America Mine Gold property, San Bernardino, CA.

•	Quito Gold property, Lander County, NV.

•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).

•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 08-DEC-25